

Mail Stop 3561

March 13, 2017

Anthony F. Earley, Jr.
Chief Executive Officer and President
PG&E Corporation
77 Beale Street
P.O. Box 770000
San Francisco, California 94177

> **Re:** **PG&E Corporation**
> **Post-Effective Amendment to Form S-3**
> **Filed February 16, 2017**
> **File No. 333-209586**

Dear Mr. Earley:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you incorporate certain information by reference to your Form 10-K for the fiscal year ended December 31, 2016, and that your Form 10-K incorporates certain information by reference to your Joint Proxy Statement relating to the 2017 Annual Meetings of Shareholders. Please confirm your understanding that you must file the definitive proxy statement before your Post-Effective Amendment can be declared effective. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01.

2. Please confirm, if true, that you have not sold and will not sell any securities between the filing of your most recent Form 10-K and the effectiveness of your Post-Effective Amendment.

<u>Certain Documents Incorporated by Reference, page 2</u>

3. Please update this section to reference each individual report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, including each Current Report on Form 8-K, that you are incorporating by reference pursuant to Item 12(a) of Form S-3. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products